RESIGNATION
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I, Joe Cheung, the President, Secretary, Treasurer, and director of Meta Source
Acquisition Corp., a Delaware corporation, ("Company") hereby tender and submit my resignation as the President, Secretary, Treasurer, and director of the Company, such resignation to be effective upon this 12th day of July 2002.




/s/ Joe Cheung
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Joe Cheung